									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2012		2011		2010		2009		2008

Net Income*	92,776		89,859		67,285		58,532		77,178

Income Taxes	11,479		22,502		28,811		34,302		51,948

Fixed Charges**	24,344		25,298		22,265		19,314		25,828

Capitalized Interest	(5,358)		(1,220)		(369)		(322)		(152)

Total Available	123,241		136,439		117,992		111,826		154,802

Total Available	5.1	x	5.4	x	5.3	x	5.8	x	6.0	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.